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                            August 24, 2022

       Siping Xu
       Chief Executive Officer
       MDJM LTD
       Xikang Road, Heping District, Tianjin
       Suite C-1505, Saidun Center
       People's Republic of China

                                                        Re: MDJM LTD
                                                            Amendment No. 3 to
Registration Statement on Form F-3
                                                            Filed July 22, 2022
                                                            File No. 333-261347

       Dear Mr. Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

       Amendment No. 3 to Registration Statement on Form F-3, filed July 22,
2022

       Cover Page

   1. We note your amended disclosure in response to comment 1. Please either advise or further revise to
disclose whether your CEO controls MDJH LTD.
       Summary Risk Factors
       "Risks Related to Doing Business in the PRC... ", page 10

   2. Please revise your Summary Risk Factor cross references to include the heading of the corresponding risk
factor in the Form 20-F.
 Siping Xu
FirstName LastNameSiping Xu
MDJM LTD
Comapany
August 24, NameMDJM
           2022        LTD
August
Page 2 24, 2022 Page 2
FirstName LastName
Selected Condensed Consolidating Financial Schedule, page 14

3. We have considered your response to our prior comment 3. Please address the following with respect to your Selected Condensed Consolidating Financial
Schedules:
             Please revise your schedule to include a separate column for any other subsidiaries based in China (e.g. MDJCC Limited);
             We note that the VIE and its subsidiaries column includes a line
item for    Due from
             VIE   s subsidiaries   . Please explain, and disclose the facts
and circumstances that
             gave rise to this balance and describe the company   s intentions
related to settlement
             of this balance;
             Please expand your disclosure to include a discussion of the facts and circumstances that gave rise to the Due From VIE, WFOE, Parent and Other Subsidiaries, the Due
             to VIE from VIE   s subsidiaries and Due to VIE, WFOE, Parent and
Other
             Subsidiaries balances and describe the company   s intentions
related to settlement of
             these balances;
             We note your disclosure in footnote    ***    that the amount
represents funds used for
             the establishment of new subsidiaries. Please explain why these subsidiaries are not consolidated with the company. In your response please provide a summary of the operations, assets and liabilities for each reporting period for each of these subsidiaries.
Risk Factors
"Recent Joint Statement by... ", page 20

4. We note your amended disclosure in response to comment 4. Please further revise your disclosure, as it pertains specifically to the Holding Foreign Companies Accountable Act
         (HFCAA), to disclose the risk that should trading in your securities be prohibited pursuant to the HFCAA, an exchange may determine to delist your securities. General

5. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2)
         the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.
      You may contact Victor Rivera Melendez at 202-551- 4182 or James Lopez at 202-551-
3536 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
 Siping Xu
MDJM LTD
FirstName
August 24, LastNameSiping
               2022       Xu
Comapany
Page    3      NameMDJM LTD
August 24, 2022 Page 3
cc:       Ying Li, Esq.
FirstName LastName